UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

ERRATUM

NOTICE TO SHAREHOLDERS

Distribution of Interest on Capital

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on October 26, 2011, approved the re-ratification of the resolution taken by the Board of Directors, on meeting held on September, 2011, at 10:00am, to the sole purpose of contain the correct values of interest on capital, attributed per batch of one thousand (1,000) ordinary shares, preferred shares and Units, either gross and net value, disclosed incorrectly on September 22, 2011.

Thus, is hereby declared the distribution under the title of Interest on Company’s Capital, in the gross amount of R$ 400,000,000.00 (four hundred million reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to 340.000.000,00 (three hundred and forty million reais), except for immune and/or exempt shareholders:

Shares	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)
Common	R$ 0.959206070	R$ 0.815325160
Preferred	R$ 1.055126680	R$ 0.896857678
Unit(*)	R$105.512667850	R$ 89.685767673

(*) 01 (one) Unit corresponds of 01 (one) American Depositary Share (“ADS”)

Every other information disclosed on the Notice to Shareholders dated 22 September 2011, and published on the newspapers “Diário Oficial do Estado de São Paulo”, edition of September 24, 2011, and “Valor Econômico”, edition of September 26, 2011 were ratified by the Board of Directors of the Company.

São Paulo, October 26, 2011.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer